

September 3, 2010

<u>Via U.S. Mail & Facsimile</u>
Mr. G. Howard Ember, Jr.
Vice President, Finance
Tootsie Roll Industries, Inc.
7401 South Cicero Avenue
Chicago, IL 60629

> **Re: Tootsie Roll Industries, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement**
> **Filed March 26, 2010**
> **Response Letter Dated July 23, 2010**
> **File No. 1-01361**

Dear Mr. Ember:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement Filed March 26, 2010</u>

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use.

Compensation Discussion and Analysis, page 9

Competitiveness Assessment, page 10

2.   We note your response to comment 6 from our letter dated July 9, 2010 and reissue such comment to the extent that you should provide a discussion of how competitive your compensation is as compared to your benchmark peer group. Your statement in your response that you are unable to represent how competitive your compensation is as compared to your peer group appears to conflict with your disclosure on page 10 that "[e]ach element of compensation as well as total compensation is quantified and reviewed to determine the Company's competitiveness compared to the market."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Lucas at (202) 551-5798 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief